

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2020

Ross Orr
Chief Executive Officer
BacTech Environmental Corporation
37 King Street, Suite 409
East Toronto
Ontario, Canada M5C 1E9

      Re: BacTech Environmental Corporation
          Amendment No. 1 to Offering Statement on Form 1-A
          Filed June 8, 2020
          File No. 024-11187

Dear Mr. Orr:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2020 letter.

Offering Statement on Form 1-A filed June 8, 2020

Risk Factors
Because directors and officers currently and for the foreseeable future will continue to control BacTech Environmental Corporation, page 12

1.   We note your revisions in response to prior comment 3. Please clarify how your directors and officers currently and for the foreseeable future control BacTech or revise the heading to this risk factor to accurately reflect the disclosure in the risk factor.

Independent Auditor's Report, page F-3

2.   We note that while the audit report indicates the audit covers both 2018 and 2019, the opinion expressed only covers 2019. Please make arrangements with your auditor to resolve this inconsistency. The opinion should cover both years to comply with paragraph (c)(1)(ii) to Part F/S of Form 1-A.

General

3.   We note you have revised your offering circular cover page to reflect that your maximum offering amount is $1,000,000 in response to prior comment 1. Please revise your disclosure to clarify, if true, that in no event will you offer more than 100,000,000 shares at $0.01 per share or 33,333,333 shares at $0.03 per share. We also note your offering circular cover page and cover page table continue to reference a minimum offering. If this refers to the minimum subscription amount, please revise accordingly. If there is a minimum offering, please disclose on the cover page and plan of distribution section any arrangements to place the minimum amount to be raised in escrow, or other similar arrangement and file any escrow arrangement as an exhibit, if applicable. Refer to Item 17(8) of Part III to Form 1-A. Also, include the minimum amount to be raised in the table on the cover page and clarify whether subscribers will have a right to the return of their funds. Refer Item 1(e) of Part II to Form 1-A.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Energy & Transportation

cc: Andrew Coldicutt